February 28, 2008

AGREEMENT
FOR THE SALE AND PURCHASE OF
ENERTEC SYSTEMS 2001 LTD.

BY AND BETWEEN

Enertec Management Ltd. and Harry Mund

AND

S.D.S. (Star Defense Systems) Ltd.

THIS SHARE PURCHASE AGREEMENT (“this Agreement”) is made and entered into as of this 28th day of February, 2008 by and among:

(1)
Enertec Management Ltd. (“Management”) a private company registered in the State of Israel, company number 51-186902-6,of 27 Hama’apilim Street, Kiryat Ata, an indirect wholly owned subsidiary of Lapis Technologies, Inc. (through Lapis Technologies, Inc.’s holdings in its fully owned subsidiary, Enertec Electronics Ltd. (“Electronics”)), a corporation organized under the laws of the State of Delaware, the common stock of which is quoted and traded on the OTC Bulletin Board under the symbol LPST.OB. (“Lapis”); and

(2)	Harry Mund I.D. 068255470, of 73 Ben-Gurion Street, Kiriat Motztkin, Israel (“Mund”); and (Management and Mund shall collectively be referred to as the “Sellers” and each a “Seller”)
(3)
S.D.S. (Star Defense Systems) Ltd. a public company registered in the State of Israel, company number 52-003731-8, traded on the Tel-Aviv Stock Exchange under the symbol SDS (א.ס.ד.ס) (the “Purchaser”).

WHEREAS, Enertec Systems 2001 Ltd. (“Systems") is a private company limited by shares, registered in the State of Israel, and the Sellers are the legal and beneficial owners of the entire issued share capital of Systems;

WHEREAS, the Purchaser desires to purchase from the Sellers, and the Sellers desire to collectively sell to the Purchaser, a total of 251,000 ordinary shares with a par value of NIS 1 each, comprising the entire outstanding share capital of Systems, to be purchased from and sold by each Seller upon the terms and subject to the conditions set forth herein; and

WHEREAS, Systems is active, in the field of design, development and manufacture of test systems, airborne, ship borne and land electronic equipment and other various military systems.

NOW, THEREFORE, in consideration of the mutual covenants, undertakings and terms contained in this Agreement and for other good and valuable consideration, the parties to this Agreement (the “Parties”) agree as follows.

1.	INTERPRETATION & DEFINITIONS

The preamble and Schedules to this Agreement are an integral part hereof.

In this Agreement, the following expressions shall bear the meanings set forth alongside them, insofar as such meaning does not contradict the contents or context thereof:

1.1.
“Agreed Form” means, in relation to a document, the form of that document which has been agreed by the Sellers and the Purchaser, acting reasonably, and attached to this Agreement as a Schedule on the date of this Agreement and/or on Closing;

1.2.	“Business” means the business of Systems as carried out on the date of this Agreement;

1.3.	“Business Days” means a day on which banks generally are open in the State of Israel for the transaction of normal banking business;

1.4.	“Claim” means any claim for breach of the Sellers’ Warranties under this Agreement;

1.5.	“Conditions” means the conditions to Closing set out in Clause 7, and a “Condition” means any of them;

1.6.	“Costs” means losses, damages, costs (including reasonable legal costs) and expenses;

1.7.
“Due Diligence Information” means the due diligence information relating to Systems, Lapis and its subsidiaries comprising the correspondence, contracts, agreements, licences, documents and other information made available to the Purchaser and its advisers as listed in the Due Diligence Information Index attached to this Agreement;

1.8.
“Due Diligence Information Index” a list containing documents and information as provided by the Sellers to the Purchaser and/or its advisers in respect of the accounting and legal due diligence exercise conducted by the Purchaser and the Investor on Systems, Lapis and its subsidiaries and attached hereto as Schedule 1.8;

1.9.
“Date of Closing” means the 21st day following the date on which an information statement under the Exchange Act (as such term is defined in the Lapis SPA) is mailed to the shareholders of Lapis, provided that all Conditions have been fulfilled or waived in writing, where relevant by the Sellers or Purchaser, in accordance with the terms of this Agreement, and on which the Closing shall take place;

1.10.	“Disclosure Letter” means Schedule 1.8, the Schedules to clause 3 (save for Schedule 3.3.1) and Schedule 7.3.1 to this Agreement;

1.11.
“Encumbrance” means any form of security interest over securities including, but not limited, to any lien, mortgage, pledge, charge, title retention, right to acquire, hypothecation, option or right of first refusal over securities;

1.12.
“Governmental Entity” means, in relation to anywhere in the world, any supra-national, national, state, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof) or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority;

1.13.	“Investor” means, Mordechai Solomon, I.D. 30458954, of 11 Dganya Street, Ra’anana, Israel;

1.14.	“Longstop Date” means the Date of Closing;

1.15.
“Material Adverse Effect” means such event, change or effect, which is materially adverse to the prospects, consolidated financial condition, business or results of operations of Systems, for the purposes of this Agreement, material shall be deemed any single or series of connected occurrences, actions and/or transactions amounting to an amount that is equal to or greater than 5 per cent of Systems’ revenues over the year 2007;

1.15.1.	“Sellers’ Bank Account” means the escrow account maintained by Sellers’ legal counsel, Balter, Guth, Aloni & Co., the details of which will be provided prior to Closing;

1.16.	“Surviving Provisions” means Clauses 9.3, 9.5, 9.6 and 9.16 of this Agreement;

1.17.
“Third Party Assurances” means all guarantees, indemnities, counter-indemnities and letters of comfort of any nature whatsoever given to a third party by Mund and/or Mr. Zvi Avni and/or Electronics in respect of any obligation or liability of Systems or Lapis, for the avoidance of doubt, the above shall include all guarantees, obligations and/or liabilities of any nature whatsoever either Mund and/or Mr. Zvi Avni and/or Electronics may have, from time to time, towards any bank associated with the business and/or activities of Systems and/or Lapis; and

1.18.
“Transaction Documents” means this Agreement, the Lapis SPA (as such term is defined below in Clause 7), the Escrow Agreement (as such term is defined in the Lapis SPA), the Electronics SPA (as such term is defined below in Clause 7), the Due Diligence Information, the Disclosure Letter and any other Agreed Form Documents.

2.	PURCHASE OF PURCHASED SHARES, PURCHASE PRICE, CLOSING

2.1.	Purchase of Purchased Shares and Purchase Price

2.1.1.
Subject to and in accordance with the terms and conditions hereof and in reliance upon the representations, warranties, covenants and agreements contained herein, at Closing (as defined below) and effective from Closing, the Sellers shall sell to the Purchaser, and the Purchaser shall purchase from the Sellers a total of 251,000 ordinary shares, nominal value 1.00 New Israeli Shekel (“NIS”) per share, comprising the entire outstanding and issued share capital of Systems owned by the Sellers (the “Purchased Shares”) free from all Encumbrances, for an aggregate purchase price equal to one million five hundred thousand U.S. Dollars (US$ 1,500,000) (the "Purchase Price"). The Purchaser shall purchase such number of Purchased Shares from each of the Sellers and pay such portion of the Purchase Price to each of the Sellers in accordance with the following terms:

2.1.1.1.
the Purchaser shall purchase from Mund 67,770 of the Purchased Shares, being 27% of the issued share capital of Systems in consideration for an amount equal to four hundred five thousand US Dollars (US$405,000); and

2.1.1.2.
the Purchaser shall purchase from Management 183,230 of the Purchased Shares, being 73% of the issued share capital of Systems in consideration for an amount equal to one million ninety five thousand US Dollars (US$1,095,000).

2.2.	Payment of the Purchase Price

The Purchase Price shall be paid in cash at Closing in US$ or in NIS according to the last known official US$/NIS exchange rate as published by the Bank of Israel on the day immediately prior to Closing, and shall be paid to each Seller as indicated opposite such Seller’s name in Schedule 2.2 attached hereto in accordance with the stipulations set out in Clause 9.1.

2.3.	Closing; Deliveries

2.3.1.
Completion of the sale and purchase of the Purchased Shares in accordance with the provisions of this Agreement (the "Closing") shall take place on the 21st day following the date on which an information statement under the Exchange Act is mailed to the shareholders of Lapis at 10:00 AM at the offices of Shnitzer, Gotlieb & Co., 7 Menachem Begin Road, Ramat-Gan 52681, or such other place as the Parties may agree, provided that all Conditions as stipulated in Clause 7 will have been fulfilled or waived in accordance with this Agreement.

2.3.2.
At Closing, each of the Sellers and the Purchaser shall deliver or perform (or procure the delivery or performance) of all those documents, items and actions respectively listed in relation to that Party set out in Schedule 2.3.2 and all of the above documents, items and actions shall be deemed to be delivered or take place simultaneously and no document, item and action shall be deemed to have been completed or delivered until all have been completed and delivered or waived.

2.3.3.
If the Sellers or the Purchaser fail or are unable to perform any of their respective closing obligations as set out in Schedule 2.3.2, which are required to be performed by them on or before Closing, and whichever of the Sellers or the Purchaser is the defaulting Party, such Party shall be referred to as the “Defaulting Party” and the other the “Non-Defaulting Party”, the Non-Defaulting Party shall not be obliged to complete the sale and purchase of the Purchased Shares and may, in its absolute discretion, by written notice to the Defaulting Party:

2.3.3.1.
elect to defer Closing by not more than twenty (20) Business Days after the original date for Closing to such other date as it may specify in such notice (in which event the provisions of this Clause 2.3.3.1 shall apply, mutatis mutandis, if any of the Sellers or the Purchaser fails or is unable to perform any of its closing obligations as set out in Schedule 2.3.2 on such other date); or

2.3.3.2.
elect to complete Closing and the sale and purchase of the Purchased Shares on that date and: (i) specify a further date (not being more than twenty (20) Business Days after the original date for Closing) on which the Defaulting Party shall be obliged to complete its outstanding obligations; and/or (ii) waive all or some of the obligations contained in Schedule 2.3.2 at its discretion.

3.	REPRESENTATIONS AND WARRANTIES OF SELLERS

3.1.
Each of the Sellers, jointly and severally, hereby represents and warrants to the Purchaser and acknowledges that the Purchaser is entering into this Agreement in reliance thereon, as follows at the date hereof (the “Sellers’ Warranties”).

3.2.	The Sellers’ Warranties are given subject to and are qualified by:

3.2.1.
any matters fairly disclosed by or under this Agreement, any Transaction Document, the Disclosure Letter, any document contained in the Due Diligence Information or any other information provided in writing to the Purchaser or its advisers during the course of any investigation by or on behalf of the Purchaser into the affairs of Systems, Lapis or any of its subsidiaries; and

3.2.2.	the other limitations and qualifications set out in this Clause 3 and in Schedule 3.3.1.

3.3.	The Purchaser acknowledges and agrees that:

3.3.1.	any Claims shall be subject to the limitations on liabilities and other provisions set out in Schedule 3.3.1;

3.3.2.	the Sellers’ Warranties are the only warranties or representations of any kind given by or on behalf of the Sellers on which the Purchaser may rely in entering into this Agreement; and

3.3.3.
at the time of entering into this Agreement, the Purchaser is not aware of any facts or circumstances which are likely to result in a Claim being made against the Sellers or any misrepresentation by or on behalf of the Sellers in connection with any of the Transaction Documents.

3.4.	Authorization; Binding Authority; Enforceability

3.4.1.
This Agreement has been duly executed and delivered by each of the Sellers, and constitutes a legal, valid and binding obligation of each of the Sellers, enforceable against it in accordance with its terms.

3.4.2.
The execution of this Agreement by the Sellers and the consummation of the transaction contemplated herein by the Sellers will not constitute a breach of any agreement, other than where such breach would not have a Material Adverse Effect, to which the Sellers are parties and will not trigger any right of first refusal, tag-along rights or pre-emptive rights in respect of the Purchased Shares.

3.5.
Ownership; Title to Purchased Shares Each Seller is the owner of the number of Purchased Shares indicated opposite such Seller’s name in Schedule 2.2 attached hereto. Each Seller represents and warrants that at Closing, such Seller shall deliver to the Purchaser good title to all of its respective Purchased Shares to be sold to the Purchaser hereunder, free and clear of any Encumbrance, subject to fulfillment of the Condition in Clause 7.3 (“Guarantees and other Third Party Assurances”).

3.6.
No Violations To the best knowledge of the Sellers, the execution, delivery and performance by the Sellers of this Agreement will not: (i) violate any applicable law, other than where such breach would not have a Material Adverse Effect; or (ii) result in the breach of any agreement or license to which Systems is a party, other than where such breach would not have a Material Adverse Effect; or (iii) require Systems to obtain any consents or approvals from any Governmental Entity, save for approval in principle to be obtained from the Israeli Investment Center.

3.7.
No Subsidiaries Systems has no subsidiaries, and does not own, of record or beneficially, directly or indirectly, any interest or share capital or equity interest in any other corporation, association, partnership, joint venture or other business entity.

3.8.
Inter-Entity Indebtedness All Inter-Entity Indebtedness (as defined below) shall have been repaid, or waived, by and to Systems, Mund, Lapis and its subsidiaries in full prior to Closing. Inter-Entity Indebtedness means all indebtedness and sums owed as at Closing by or to and between one or more of the following: Mund, Systems, Electronics, Management and Lapis, including, but not limited to the information contained in Schedule 3.8 per the date of this Agreement. Given the nature of the Inter-Entity Indebtedness set out in Schedule 3.8, which will be subject to changes in the ordinary course of business from time to time, Schedule 3.8 will be amended and updated immediately prior to Closing.

3.9.
Organization and Standing Systems is a corporation duly organized and validly existing under the laws of the State of Israel. Systems has all requisite corporate power to own and operate its properties and assets, and to carry on its business as presently conducted, save for where such would not have a Material Adverse Effect. Systems has not taken any action or failed to take any action, which action or failure would preclude or prevent Systems from conducting its business after the execution of this Agreement in the manner conducted on the date of the this Agreement, save for where such would not have a Material Adverse Effect. Systems has all permits, licenses and any similar authority necessary for the conduct of its Business, including the required business license from the municipality of Carmiel, the lack of which could have a Material Adverse Effect on the Business, properties, prospects or financial condition of Systems. Systems is not in default under any of such permits, licenses, or other similar authority, which default would have a Material Adverse Effect.

3.10.
Incorporation Documents No act has been effected by Systems and/or its shareholders to amend Systems’ articles of association in a manner which would alter the form thereof as disclosed to the Purchaser in the Due Diligence Information and/or, to Systems’ knowledge, to wind up Systems and/or to have it struck out from the Israeli Registrar of Companies’ records.

3.11.
Capitalization Systems' authorized share capital, immediately prior to Closing, shall be 287,700 shares, divided into 287,700 ordinary shares with a par value of NIS 1 each (“Ordinary Shares”). Systems' issued and outstanding share capital immediately prior to Closing shall consist of 251,000 Ordinary Shares, all of which are duly authorized and validly issued, are fully paid and non-assessable.

3.12.
Outstanding Debt Except as set forth in Schedule 3.12 Systems has no outstanding loans, and is not a guarantor of any debt or monetary obligation. Given the nature of the information set forth in the Schedule 3.12, which will be subject to changes in the ordinary course of business from time to time, Schedule 3.12 will be amended and updated immediately prior to Closing to contain information in respect of all outstanding loans and guarantees granted by Systems for any debt or obligation immediately prior to Closing.

3.13.
Taxes Systems has timely filed all tax returns and tax reports required by applicable laws including, inter alia, the report for the tax year 2006. All tax returns and reports of Systems were true and correct in all material respects and did not contain any outstanding issues when filed and Systems has paid all taxes and other assessments due. If Systems’ tax returns and tax reports filed up to the date of this Agreement will be challenged by the Israeli tax authorities in the event of a tax audit no additional tax liabilities will be imposed on Systems. For the purpose of this clause “additional tax liabilities” shall mean tax liabilities, which were not provided for in System’s financial statements or not disclosed in any of the Transaction Documents (other than the potential tax exposures set out in Schedule 3.13) or not contemplated under Systems’ tax returns of tax reports. To Systems’ knowledge, it made, where such could reasonably be required, the proper provisions in its financial statements with respect to any taxes that are due but not yet paid by Systems.

3.14.
Contracts and Contractual Arrangements To Systems’ knowledge, Systems is, save for breaches or defaults that would not have a Material Adverse Effect, not in default under any note, indenture, mortgage, lease, agreement, contract, purchase order or other instrument, document or agreement to which Systems is a party or by which it or any of its property is bound or affected. To Systems’ knowledge and save where such would not have a Material Adverse Effect, no third party is in material default under any agreement, contract or other instrument or document to which Systems is a party or by which it or any of its property is affected. A list of all outstanding orders obtained by Systems during the year to date, is attached hereto as Schedule 3.14.1. Except as detailed in Schedule 3.14.2, there is no contract, license, commitment or undertaking to which Systems is a party that will be in effect after Closing: (i) that prohibits or substantially restricts Systems from freely engaging in any business in any part of the world; or (ii) obligating Systems to share, license or develop any product or technology.

3.15.	Indebtedness of or to Major Shareholders; Conflicts of Interest

3.15.1.
Except as detailed in Schedule 3.15.1 or Schedule 3.12, none of Systems' affiliates, holders of ten percent (10%) or more of Systems’ share capital on a fully diluted basis (a “Major Shareholder”), directors, key officers or key employees is indebted to Systems, other than in the ordinary course of business or in an amount that does not exceed NIS 10,000, and Systems has no debt or obligation to any of them.

3.15.2.
To the best of Systems' knowledge, except for Lapis and the directors, officers, employees and consultants of Lapis, none of Systems' affiliates, directors, key officers or key employees, engages in any activity which competes with Systems, or directly or indirectly, owns any interest in any entity which is a competitor of Systems. For the avoidance of doubt, the business conducted by Electronics, is deemed to be an activity that does not compete with Systems.

3.15.3.
Save for the matters disclosed in the Transaction Documents, to the best of Systems’ knowledge, none of Systems' affiliates, Major Shareholders, directors, key officers or key employees: (i) has any interest in the assets, technology or know-how used or held by Systems or which is material for Systems to operate its business; (ii) is a party to any contract or business arrangement with Systems or any contract affecting the assets, technology or know-how used or held by Systems or which is material for Systems to operate its business; or (iii) has any interest in any other transaction related to the assets, technology or know-how used or held by Systems or which is material for Systems to operate its business.

3.16.
Litigation Except as detailed in Schedule 3.16, there are no civil, criminal or arbitration proceedings involving Systems. To Systems' knowledge, no such proceedings and no claims of any nature are pending or threatened in writing against Systems or the officers or directors of Systems, in their capacity as such, and to Systems’ knowledge, there are no facts likely to give rise to any such proceedings.

3.17.
Title to Properties Systems owns, or holds under lease, all real estate and assets used by it and which are material to the Business. Schedule 3.17 contains a correct and complete list of all leases under which Systems leases real estate property or assets material to the Business.

3.18.
Compliance with Other Instruments Save where such would not have a Material Adverse Effect: (i) Systems is not in violation of the terms of its articles of association as amended and in effect on and as of the date hereof; and (ii) it is not to its knowledge, in any violation of the terms of any judgment, decree, order, statute, rule or regulation to which it is subject.

3.19.	Employees; Directors and Major Shareholders

3.19.1.
Schedule 3.19.1 contains a complete and accurate list of all employees of Systems. If and to the extent required due to changes in the list contained in Schedule 3.19.1 prior to Closing, Schedule 3.19.1 will be amended and updated immediately prior to Closing to contain a complete and accurate list of all employees of Systems immediately prior to Closing.

3.19.2.
To Systems’ knowledge, no key employee, key officer, or director (each, a "Representative" and collectively, the "Representatives") is a party to, or otherwise bound by, any agreement or arrangement (including any confidentiality, non-competition, proprietary rights agreement, licenses, covenants or commitments of any nature), between such Representative and any other person, or subject to any order or any other restriction that in any way materially adversely affects the performance of such Representative’s duties as an employee, officer or director of Systems. From 31 December 2007 none of Systems’ directors, key officers, or key employees has informed Systems that he intended to terminate his employment with it.

3.19.3.
The severance pay provisions and contributions made in respect of employees of Systems on the date of this Agreement, who were employed by Electronics prior to their employment by Systems (the “Original Period”), were sufficient to meet any liabilities for the payment of severance pay to such employees under the Severance Pay Law 5723 - 1963, as in effect on the date of the Original Period and in respect of the period of employment of such employees by Electronics before the commencement of employment by Systems. The above warranty shall not apply in respect to Mr. Zvi Avni.

3.20.	Labor Relations; Compliance

3.20.1.	Systems is not bound by or subject to any contracts, commitments or arrangements with any labor union.

3.20.2.
Systems has complied in all material respects with all material legal requirements relating to employment, wages, hours, benefits, the payment of social security and similar taxes and occupational safety and health.

3.20.3.	Systems does not have any labor relations problem pending, or to the knowledge of Systems, threatened and its labor relations are satisfactory.

3.20.4.
All present key employees of Systems and directors of Systems who materially contributed to the development of the Business, have entered into a written agreement with Systems, under which all copyrights on any invention or patents invented by one of the above in the framework of his or her service with Systems and during the term of his engagement with Systems, belong solely to Systems.

3.21.	Licenses, Patents, Trademarks

3.21.1.	For purposes of this Agreement, “Intellectual Property” means the following items of intangible and tangible property:

3.21.1.1.	Patents, whether in the form of utility patents or design patents and all pending applications for such patents;

3.21.1.2.	Trademarks, trade names, service marks, rights in designs, logos, trade dress, and trade styles, whether or not registered, and all pending applications for registration of the same; and

3.21.1.3.	Copyrights, whether or not registered, and all pending applications for registration of the same.

3.21.2.
So far as the Sellers are aware, Systems has good title to and/or ownership of, and/or valid and enforceable licenses to use all of its Intellectual Property that can be registered for ownership or requires licensing and which is used in the conduct of the Business, save for where such would not have a Material Adverse Effect. A list of all such licenses, other than licenses for off-the-shelf products, and registered ownership of Intellectual Property, is attached hereto as Schedule 3.21.2.

3.21.3.
Systems has, save where such would not have a Material Adverse Effect, taken reasonable security measures, including measures against unauthorized disclosure, to protect the secrecy, confidentiality and value of its trade secrets and other confidential technical information.

3.21.4.
To Systems' knowledge, the use of Systems’ Intellectual Property in the Business, does not constitute an infringement, misappropriation or misuse of any intellectual property rights of any third party. There are no claims pending and, to Systems' knowledge, no claims threatened in writing against Systems or its directors regarding the use of, or challenging or questioning Systems' right or title in Systems’ Intellectual Property or the use of it.

3.21.5.	Except as set forth in Schedule 3.21.5, Systems has no registered patents, trademarks and copyrights, pending applications for registration of patents, trademarks and copyrights.

3.21.6.
Systems’ Intellectual Property rights as set forth in Schedules 3.21.2 and 3.21.5 is, in combination with certain off-the-shelf products to which it has a license, the required Intellectual Property to enable Systems to carry on its Business.

3.22.	Financial Reports

A true and complete copy of the audited, consolidated financial statements of Systems audited by Systems' external accountants prepared in accordance with generally accepted accounting principles applied consistently with prior periods, for the year ended December 31, 2007, will be provided to the Purchaser upon Closing (the “Yearly Financial Statements”); a trial balance sheet for the period ended 3 days prior Closing, will be provided to the Purchaser upon Closing (the "Trial Balance"). The Yearly Financial Statements will have been prepared in conformity with generally accepted accounting principles in Israel (except: (i) as may be otherwise indicated in the Yearly Financial Statements or the notes thereto; or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes or may be condensed or summary statements). The Financial Statements and the Trial Balance present fairly in all material respects the financial condition, the results of operations, changes in shareholders' equity and cash flow of Systems as of such date and for the periods referred to in such Yearly Financial Statements and in the Trial Balance, subject, in the case of unaudited statements, to normal year-end audit adjustments.

3.22.1.
Other than as disclosed in the Yearly Financial Statements and in the Trial Balance, Systems has no financial liabilities, debts or financial obligations, whether accrued, absolute or contingent, which are required to appear in the Yearly Financial Statements and in the Trial Balance in accordance with generally accepted accounting principles.

3.22.2.
Except as set forth in the Yearly Financial Statements, since September 30, 2007 and until the date of this Agreement, Systems has not consummated any of the following: (i) a merger with or an acquisition of a company; (ii) a transaction which represents a sale of five percent (5%) of Systems’ activities during the fourth fiscal quarter of 2007; (iii) created or extended any credit facility, other than in the ordinary course of business; and (iv) a transaction which is out of the ordinary course of business of Systems.

3.22.3.	System’s minute books, share record books, and other statutory records of Systems are correct in all material respects.

3.23.
Title to Property and Assets Except as set forth in Schedule 3.23 or as otherwise disclosed in the Transaction Documents, Systems owns or leases its property and assets, which are material to the Business, free and clear of all Encumbrances. With respect to the material property and assets it leases or licenses, which are material to the Business, Systems is in compliance with all applicable material terms of the lease or license agreements.

3.24.
To Systems’ knowledge, all of the material property and assets used by Systems in the operation of its Business are in good operating condition and are in the state of good repair and maintenance, subject to normal wear and tear.

3.25.
Governmental Consents No consent, approval, or authorization of, or registration, or filing with, any Israeli Governmental Entity on the part of Systems is required in connection with the valid execution and delivery of this Agreement that will not be obtained prior to Closing.

3.26.
Insurance Schedule 3.26 hereto lists all policies of insurance to which Systems is a party. Such policies are valid, outstanding, and enforceable, and taken together, they provide adequate insurance coverage against such risks and in such amounts as the management of Systems believes to be prudent and customary in the businesses in which Systems is engaged.

3.27.
Suppliers Except as set forth in Schedule 3.27 hereto, Systems does not rely on any sole supplier for the purchase of any material used by Systems in its Business. Such material is freely available for purchase by Systems in the market from multiple suppliers.

3.28.
Disclosure This Agreement does not contain any untrue statement of a material fact and does not omit to state any material fact, the omission of which causes the statement from which it was omitted to become materially untrue, materially inaccurate or materially misleading.

3.29.
Warranties Each of the Sellers’ Warranties shall be separate and independent and save as expressly provided to the contrary in this Agreement or any of the Transaction Documents: (i) shall not be limited by reference to or inference from any other Sellers’ Warranty; or (ii) anything else in this Agreement.

4.	REPRESENTATIONS AND WARRANTIES OF PURCHASER

The Purchaser makes the following representations and warranties to each of the Sellers jointly and severally and acknowledges that each of the Sellers is entering into this Agreement in reliance thereon, as follows at the date hereof (the “Purchaser’s Warranties”).

4.1.	Organization

The Purchaser is a company duly organized and validly existing under the laws of the State of Israel and has full power to conduct its business as conducted at the date of this Agreement.

4.2.	Authorization; Binding Authority; Enforceability

4.2.1.
Subject to obtaining the consents and approvals as per Clause 7 below prior to Closing, the Purchaser has full corporate power and authority to execute and deliver this Agreement, it has obtained all applicable governmental, statutory, regulatory or other consents, licences, authorisations, waivers or exemptions required to empower it to enter into and to perform its obligations under this Agreement, to effect Closing and consummate the transactions contemplated under this Agreement and any other Transaction Document to which it is (or is proposed to be) a party, including, but not limited to, the purchase of the Purchased Shares from the Sellers pursuant to the provisions of this Agreement.

4.2.2.	This Agreement once executed and delivered by the Purchaser, shall constitute the legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms.

4.2.3.
Entry into and performance by the Purchaser of this Agreement and/or any Transaction Document to which it is a party, will not violate or conflict with the provisions of its memorandum and articles of association in any way that would materially adversely affect its ability to enter into or perform its obligations under this Agreement and/or any Transaction Document to which it is a party.

4.2.4.
Subject to fulfillment of the Conditions, neither entry into this Agreement nor entry into, and implementation of, the transactions contemplated under this Agreement or any of the Transaction Documents to which it is (or is proposed to be) a party, will:

4.2.4.1.	result in violation or breach of any applicable laws or regulations in any relevant jurisdiction;

4.2.4.2.	amount to a violation or default with respect to any statute, regulation, order, decree or judgment of any court or any governmental or regulatory authority in any jurisdiction; or

4.2.4.3.	result in a breach of, or give rise to a default under, any contract or other instrument,

by the Purchaser, which, in each case, would materially and adversely affect its ability to enter into or perform its obligations under this Agreement and/or any Transaction Document to which it is a party.

4.2.5.
No order has been made, petition presented or meeting convened for the winding up of the Purchaser or any of its direct or indirect holding companies or subsidiaries, or for the appointment of any provisional liquidator.

4.2.6.
So far as the Purchaser is aware, the Purchaser is not subject to any order, judgment, direction, investigation or other proceedings by any Governmental Entity, which will, or are reasonably likely to, prevent or delay the fulfillment of any of the Conditions.

4.2.7.
The Purchaser has available cash which will at Closing provide in immediately available funds the necessary cash resources to pay the Purchase Price and meet its other obligations under this Agreement.

5.	NO RIGHTS OF RESCISSION OR TERMINATION

The sole remedy of the Purchaser for any breach of any of the Sellers' Warranties or any other breach of this Agreement or any Transaction Document by the Sellers shall be an action for damages. The Purchaser shall not be entitled to rescind or terminate this Agreement in any circumstances whatsoever.

6.	COVENANTS

6.1.
Fairness Opinion The Purchaser shall have received a fairness opinion in Agreed Form by an independent investment bank or consulting firm, validating the Purchase Price, to be provided prior to Closing.

6.2.
Employment Agreement Avni An employment agreement in respect of Mr. Zvi Avni’s employment as CEO of Systems, in Agreed Form attached hereto as Schedule 6.2, shall have been entered into between Mr. Avni and Systems prior to Closing.

6.3.	Third Party Assurances

6.3.1.
The Sellers shall have received, prior to Closing, a letter by Bank Leumi and a letter by Bank Hapoalim (each a “Bank” and collectively the “Banks”), in the Agreed Form to be attached hereto prior to Closing as Schedules 6.3.1 and 6.3.2 in which the Banks provide their consent to: (i) the Closing and consummation of the Transactions contemplated in the Transaction Documents; and (ii) release Mund, Mr. Zvi Avni and Electronics form all Third Party Assurances per the Closing.

6.3.2.
Notwithstanding any other provision of this Agreement or any of the Transaction Documents, the Purchaser shall procure that if the Condition set out in Clause 7.3 “Guarantees and other Third Party Assurances Closing” will have been waived, and Closing will have become effective, it shall comply with its obligations under the above clause notwithstanding such waiver and upon the waiver of such Condition, the provisions thereof shall become a post Closing covenant.

6.4.
Corporate Action The Purchaser’s board of directors and the audit committee thereto shall have passed prior to Closing all relevant resolutions required in order to approve the proposed transaction under, and the entry by the Purchaser into, this Agreement.

7.	CONDITIONS TO CLOSING

Closing shall be conditional on fulfillment at or before the Date of Closing of the following conditions precedent. The Conditions set out in Clauses 7.1.2 and 7.3 may only be waived by written notice from Mund, the Conditions set out in Clauses 7.1.1, 7.1.3 and 7.1.4 may be only waived by written notice from the Purchaser and the Conditions set out in Clause 7.2 shall automatically be waived if: (i) all conditions in the Lapis SPA shall have been fulfilled or waived, save for the conditions in Clause 12.1 of that agreement in respect of the closing of the Electronics SPA and the closing of this Agreement; and (ii) all conditions in the Electronics SPA shall have been fulfilled or waived, save for the conditions in Clause 6.1.1 and 6.1.7 of that agreement in respect of the closing of Lapis SPA and the closing this Agreement.

7.1.	Consents

7.1.1.
The Sellers shall have delivered to the Purchaser all third party permits, consents and authorizations set out in Schedule 7.1.1 required in order to: (i) consummate the transactions contemplated by this Agreement; and (ii) continue the Business, which shall be effective on and as of Closing (the “Sellers Conditions”).

7.1.2.	The shareholders of the Purchaser shall have passed the relevant resolutions required in order to approve the proposed transaction under, and the entry by the Purchaser into, this Agreement.

7.1.3.
The shareholders of Lapis and Management shall have passed the relevant resolutions required in order to approve the proposed transaction under, and the entry by Management into, this Agreement, including, but not limited to an information statement under the Exchange Act having been filed with the SEC and mailed to the shareholders of Lapis in respect of the Lapis SPA (as defined below) and a period of 20 days having passed from the date of mailing such information statement to the shareholders of Lapis.

7.1.4.
The balance sheet item ‘total stockholders equity’ as featured on Systems’ balance sheet audited by Systems' external accountants prepared in accordance with generally accepted accounting principles, for the year ended December 31, 2007, shall not be lower than NIS 4,000,000.

7.2.	Consummation of Additional Transactions Under Documents in Agreed Form

7.2.1.
A transaction between the Investor, Mund and Lapis, dated on or about the date of this Agreement, in which Lapis will, inter alia, issue 75,129,500 shares of Lapis to the Investor for the consideration of 4,539,557 shares in Star Night Technologies Ltd., an Israeli public company whose shares are registered for trading on the Tel Aviv Stock Exchange, shall have been entered into and all conditions precedent therein shall have been fulfilled or waived (the “Lapis SPA”).

7.2.2.
A transaction between Mund and Lapis, dated on or about the date of this Agreement, in which Mund or a company wholly owned by Mund shall acquire the entire share capital of Enertec Electronics Ltd., a wholly owned subsidiary of Lapis, shall have been entered into and all conditions precedent therein shall have been fulfilled or waived (the “Electronics SPA”).

7.3.	Guarantees and other Third Party Assurances

7.3.1.
The Purchaser shall procure that at Closing Mund and Mr. Zvi Avni are released in full from all Third Party Assurances given by Mund or/or Mr. Zvi Avni, including, but not limited to the Third Party Assurances listed in Schedule 7.3.1. Given the nature of the Business, the Third Party Assurances set forth in the Schedule 7.3.1 are, from time to time, subject to changes in the ordinary course of business and, therefore, Schedule 7.3.1 will be amended and updated immediately prior to Closing.

7.3.2.	Without prejudice to Clause 7.3.1 above:

7.3.2.1.
the Purchaser shall use its reasonable endeavours to procure that, as soon as reasonably practicable after becoming aware of any Third Party Assurance not released upon Closing in respect of any obligations of Systems, Mund and/or Mr. Zvi Avni are released in full from such Third Party Assurance; and

7.3.2.2.	pending release of any Third Party Assurance, the Purchaser undertakes to indemnify Mund and/or Mr. Zvi Avni against any and all Costs arising under or by reason of that Third Party Assurance.

7.4.	Termination

7.4.1.
If any of the Conditions has not been fulfilled (or waived in accordance with this Clause 7 on or before the Longstop Date, this Agreement (other than the Surviving Provisions) shall automatically terminate, unless otherwise agreed by the Parties. In such event, no Party shall have any claim under this Agreement of any nature whatsoever against any other Party (except in respect of any rights and liabilities which have accrued before termination or in relation to any of the Surviving Provisions).

8.	POST CLOSING COVENANTS

8.1.	Mund's Liability to On Going Projects and General Cooperation

At the request of the Purchaser, Mund shall employ his reasonable efforts in order to transfer his role as a director and CEO of Systems to a newly appointed management to be appointed by the Purchaser and in order to facilitate the successful performance of the projects in which Systems shall be engaged in at Closing for a period not exceeding 30 Business Days immediately succeeding Closing. It is hereby clarified that this assistance during the above period shall be rendered by Mund for no further consideration other than his share in the Purchase Price.

8.2.
Release of Guarantees and other Third Party Assurances In the event that, notwithstanding that the Condition set out in Clause 7.3 will have been waived and Closing will have become effective, Mund and/or Mr. Zvi Avni shall not have been released from any and all Third Party Assurances per the Closing, then the Purchaser will take promptly all action required and/or necessary to fulfill the conditions set out in Schedules 6.3.1 and 6.3.2 to release Mund and/or Mr. Zvi Avni from any and all Third Party Assurances from which they were not released per the date of Closing.

8.3.	Indemnification If the Purchaser becomes aware of any claim or potential claim by a third party (“a third party claim”) which might result in a Claim being made, the Purchaser shall:

8.3.1.
promptly (and in any event within 30 days of it becoming aware of it) give notice of such third party claim to the Sellers and procure that the Sellers are given all reasonable facilities to investigate it;

8.3.2.	not make any admission of liability, agreement or compromise with any person, body or authority in relation to that third party claim without prior written approval of each of the Sellers;

8.3.3.	subject to the Purchaser being indemnified by the Sellers against all reasonable out of pocket costs and expenses incurred in respect of that third party claim;

8.3.4.	take such action as the Sellers may reasonably request to avoid, resist, dispute, appeal, compromise or defend such third party claim;

8.3.5.	allow the Sellers to take over the conduct of all proceedings and/or negotiations of whatsoever nature arising in connection with the third party claim in question; and

8.3.6.
provide such information and assistance as the Sellers may reasonably require in connection with the preparation for and conduct of any proceedings and/or negotiations relating to that third party claim.

8.4.
Claims If the Purchaser makes a Claim against the Sellers or notifies the Sellers of any third party claim which might lead to such a Claim being made, the Purchaser shall make available to accountants and other representatives appointed by the Sellers such access to the personnel, records and information of Systems as the Sellers reasonably request in connection with such Claim or third party claim.

8.5.	The Purchaser may rely fully, subject to the terms of this Agreement, upon all of the Sellers’ Warranties.

8.5.1.	The Sellers’ obligations in accordance with this clause are joint and several and the Purchaser shall be entitled to address a Claim, to any one of the Sellers, at his discretion.

8.5.2.
Subject to the terms of this Agreement, the Sellers agree to indemnify, defend and hold harmless the Purchaser and its successors and assigns from and against all proven Costs arising out of in respect of any breach of any of the Sellers’ Warranties in accordance with and subject to the stipulations set forth in this Agreement.

9.	MISCELLANEOUS

9.1.
Payments Any payment to be made pursuant to this Agreement by the Purchaser shall be made to each of the Sellers’ Bank Account in immediately available funds by electronic transfer in US$ or in NIS in accordance with the provisions of Clause 2.2, or such other account as the Sellers shall nominate in writing, or such other method of payment as agreed between the Parties to this Agreement.

9.2.
Taxes; Commissions Any sales or transfer tax due upon the sale of any Purchased Share under this Agreement shall be borne by the party required to pay such tax in accordance with applicable laws. Any payment to the Sellers is subject to withholding tax, which shall be deducted by the Purchaser unless provided with an exemption thereof.

9.3.
Fees & Expenses Each Party to this Agreement shall bear its own legal fees and all related expenses incurred in connection with the negotiation, preparation, entering into and completion of this Agreement.

9.4.	Survival Subject to any time limitations specifically set forth in this Agreement, all representations and warranties set forth in Clause 3 above shall survive the Closing.

9.5.
Notices All notices, consents, approvals, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person, or when confirmation of transmission is received when sent by telecopier, or three (3) days after delivery (prepaid) to any commercial overnight courier, addressed as follows:

If to the Sellers:	Enertec Management Ltd. 73 Ben-Gurion Street Kiriat Motztkin, Israel Tel: 04-8404177 Fax: 04-8403471 enertec@netvision.net.il

Harry Mund 73 Ben-Gurion Street Kiriat Motzkin, Israel Tel: 04-8404177 Fax: 04-8403471 enertec@netvision.net.il

With a copy to:	Tomer Maharshak Balter, Guth, Aloni & Co. 96 Yigal Alon, Tel Aviv, 67891, Israel Tel: 03-5111111 Fax: 03-6246000 tmaharshak@bgalaw.co.il

If to the Purchaser:	Uri Nissani 12 Basel St. Petah Tikva, 49180, Israel Tel: 073-2324501 Fax: 073-2324509 Uri.Nissani@star-ds.com

With a copy to:	David Gotlieb, Adv. Shnitzer, Gotlieb & Co. 7 Menachem Begin Street, Ramat Gan, 52681, Israel Tel: 03-6113000 Fax: 03-6113001 david@sglaw.co.il or to such other address as the Parties may from time to time designate in writing.

9.6.
Waiver Any waiver hereunder must be in writing, duly authorized and signed by the Party to be bound, and shall be effective only in the specific instance and for the purpose for which given. No failure or delay on the part of any Seller or the Purchaser in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

9.7.
Entire Agreement This Agreement, the schedules hereto and the other Transaction Documents constitute the entire agreement among the Parties hereto and supersede any other agreement that may have been made or entered into by any Seller or the Purchaser solely relating to the transactions contemplated by this Agreement and the other Transaction Documents, including the Letter of Intent dated 11 October 2007, entered by the Investor, SDS, Lapis and Mund.

9.8.	Amendments This Agreement may be amended or modified in whole or in part only by a duly authorized written agreement that refers to this Agreement and is signed by the Parties hereto.

9.9.	Headings The headings in this Agreement are inserted for convenience of reference only and shall not be considered a part of or affect the interpretation of any provision of this Agreement.

9.10.
Counterparts This Agreement may be executed in counterparts and by facsimile signature, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

9.11.
Further Assurances The Parties hereto shall execute and deliver such additional documents and shall take such additional actions (including without limitation procuring such resolutions or regulatory approvals) as may be reasonably necessary or appropriate to effect the provisions and purposes of this Agreement and the consummation of the transactions contemplated hereby.

9.12.
Severability If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected, impaired or invalidated thereby.

9.13.
Announcements Any public announcement made by either the Purchaser or any of the Sellers concerning this transaction shall be made in a form mutually agreed between the Parties. Notwithstanding the foregoing, the Purchaser shall be permitted to issue any release that it is legally required to be issued or made under any applicable laws; provided, however, that in such event the Purchaser will provide the Sellers with prompt written notice of such requirement and a copy of the release to be issued, and the Parties shall use reasonable commercial efforts to coordinate the content of such release.

9.14.
Governing Law & Jurisdiction This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Israel. Any dispute arising under or with respect to this Agreement shall be resolved exclusively in the appropriate court in Tel Aviv, Israel.

♣ ♣ ♣ ♣ ♣ ♣ ♣ ♣ ♣ ♣ ♣ ♣ ♣ ♣ ♣ ♣ ♣ ♣ ♣ ♣ ♣

[Signature page follows]

IN WITNESS WHEREOF, the Sellers and the Purchaser have each caused this Agreement to be duly executed as of the date first above written.

The Sellers:	The Purchaser:

/s/ Entertec Management Ltd.	/s/ S.D.S. (Star Defense Systems) Ltd.
Enertec Management Ltd.	S.D.S. (Star Defense Systems) Ltd.
By: /s/ Harry Mund Title: Chief Executive Officer	By: /s/ Moty Solomon, /s/ Yona Leibowitz Title: Chairman, Director

/s/ Harry Mund

List of Schedules

Schedule 1.8	Due Diligence Information Index

Schedule 2.2	Purchased Shares to be sold by the Sellers

Schedule 2.3.2	Closing Obligations

Schedule 3.1.1	Limitations on Liability

Schedule 3.8	Inter-Entity Indebtedness

Schedule 3.12	Outstanding Loans, Guarantees, Debts and Obligations

Schedule 3.13	Potential Tax Exposures

Schedule 3.14.1	List of Outstanding Orders During One Year to Date

Schedule 3.14.2	Restricting Agreements

Schedule 3.15.1	Indebtedness of or to Major Shareholders

Schedule 3.16	Legal Proceedings

Schedule 3.17	List of Leases

Schedule 3.19.1	List of Employees

Schedule 3.21.2	List of Licensees for the use of Systems' Intellectual Property

Schedule 3.21.5	List of Registered Patents, Trademarks and Copyrights

Schedule 3.23	List of Encumbered Property and Assets

Schedule 3.26	List of Insurance Policies

Schedule 3.27	List of Sole Suppliers

Schedule 6.2	Employment Agreement of Mr. Zvi Avni

Schedule 6.3.1	Consent Letter Bank Leumi

Schedule 6.3.2	Consent Letter Bank Hapoalim

Schedule 7.1.1	List of Third Party Permits, Consents and Authorizations required for Closing

Schedule 7.3.1	List of Third Party Assurances

SCHEDULE 2.2

PURCHASED SHARES TO BE SOLD BY SELLERS

SELLER	PURCHASED SHARES TO BE SOLD	PORTION OF PURCHASE PRICE
Management	183,230	73 per cent (US$1,095,000)
Mund	67,770	27 per cent (US$405,000)
Total	251,000	100 per cent (US$ 1,500,000)

SCHEDULE 2.3.2

CLOSING OBLIGATIONS

Sellers’ Obligations

1.	At Closing, the Sellers shall deliver to the Purchaser (or made available to the Purchaser’s reasonable satisfaction):

1.1.	duly executed transfer forms in respect of the Purchased Shares into the name of the Purchaser;

1.2.	the share certificates in respect of all the Purchased Shares;

1.3.	a letter of resignation in Agreed Form duly executed by each of the directors of Systems in respect of their directorships of Systems;

1.4.	a letter of resignation in Agreed Form duly executed by the auditors of Systems;

1.5.	a copy (certified by a duly appointed officer as true and correct) of a resolution or written consent of:

1.5.1.	the board of directors of Management;

1.5.2.	the shareholders of Management;

1.5.3.	the board of directors of Lapis; and

1.5.4.	the shareholders of Lapis,

authorising the execution of and the performance this Agreement;

1.6.
to the extent required, a waiver of any restrictions on transfer, including rights of pre-emption, which may exist in relation to the Purchased Shares, whether under the articles of association of Systems or otherwise;

1.7.	a certificate that the Sellers’ Warranties are correct in all material respects per the Date of Closing;

1.8.	evidence in respect of payment of inter-company debts or waiver in respect thereof

1.9.	a copy of the Yearly Financial Statements, as such term is defined in Clause 3.22 of the Agreement; and

1.10.	a copy of the Trial Balance, as such term is defined in Clause 3.22 of the Agreement.

2.	At Closing, the Purchaser shall have received a fairness opinion in Agreed Form by an independent investment bank or consulting firm, validating the Purchase Price.

Purchaser Obligations

3.	At Closing, the Purchaser shall:

1.11.	deliver (or procure that there is delivered to the Sellers) a copy of a resolution (certified by a duly appointed officer as true and correct) of:

1.11.1.	the board of directors of the Purchaser; and

1.11.2.	the shareholders of the Purchaser,

authorising the execution of and the performance by the Purchaser of its obligations under this Agreement;

1.12.	deliver (or procure that there is delivered) to the Sellers documents of release of Mund and Mr. Zvi Avnifrom the Third Party Assurances referred to in Clause 7.3; and

1.13.	pay to each of the Sellers the Purchase Price in accordance with Clause 2.1.

General

4.
All documents and items delivered at Closing pursuant to this Schedule 2.3.2 shall be held by the recipient to the order of the person delivering the same until such time as Closing shall be deemed to have taken place in accordance with Clause 2.

5.	Simultaneously with:

1.14.	delivery of all documents and items required to be delivered at Closing (or waiver of the delivery thereof by the person entitled to receive the relevant document or item);

1.15.	receipt of an electronic funds transfer to the Sellers’ Bank Account in immediately available funds of the Purchase Price,

the documents and items delivered in accordance with this Schedule shall cease to be held to the order of the person delivering the same and Closing shall be deemed to have taken place.

SCHEDULE 3.3.1

LIMITATIONS ON LIABILITY

1.	Time Limits

1.16.
The Sellers shall not be liable for any Claim unless Mund receives from the Purchaser written notice (within thirty (30) days of the Purchaser becoming aware of such Claim) containing reasonably specific details of the Claim prior to the end of a period of 24 months immediately following the Date of Closing.

2.	Thresholds for Claims

1.17.
The Sellers shall not be liable for any Claim unless the amount of the liability pursuant to the aggregate of all Claims exceeds fifty thousand US Dollars (US$50,000) (in which case the Purchaser shall be able to claim only for the excess over fifty thousand US Dollars (US$50,000)).

3.	Maximum limit for all Claims

Notwithstanding any other provision of this Agreement, the aggregate maximum amount of the liability, jointly and severally, of the Sellers for all Claims shall not exceed the sum of the Purchase Price actually paid to, and received by, the Sellers. The indemnification for all Claims shall be by way of reduction of the Minimum Value.

4.	Matters disclosed or taken into account in adjustments

The Sellers shall not be liable for any Claim for breach of the Warranties if and to the extent that the fact, matter, event or circumstance giving rise to such Claim:

1.18.	is disclosed in this Agreement or any other Transaction Document, the Disclosure Letter or in any document disclosed in the Due Diligence Information; and/or

1.19.
is disclosed in the financial due diligence conducted in respect of Systems, Lapis and its subsidiaries by the Purchaser and its advisors and any documents and information provided within the framework thereof.

5.	Contingent liabilities

If any Claim for breach of the Sellers’ Warranties is based upon a liability, which is contingent only, the Sellers shall not be liable to make any payment unless and until such contingent liability gives rise to an obligation to make a payment.

6.	No liability for Claims arising from acts or omissions of Purchaser

The Sellers shall not be liable for any Claim, which would not have arisen but for any voluntary act, omission or transaction carried out after the date of this Agreement by the Purchaser or its respective directors, employees or agents or successors in title.

7.	Nothing to restrict Purchaser’s duty to mitigate

Nothing in this Schedule 3.3.1 shall in any way restrict or limit the general obligation of the Purchaser to mitigate any loss or damage which it may suffer in consequence of any breach by the Sellers of the terms of this Agreement or any fact, matter, event or circumstance likely to give rise to a Claim.

8.	No double recovery

The Purchaser shall not be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once in respect of any one liability, loss, cost, shortfall, damage, deficiency, breach or other set of circumstances which gives rise to more than one Claim.

9.	No recovery if compensation in another manner is available

The Purchaser shall not be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity in respect of any one liability, loss, cost, shortfall, damage, deficiency, breach or other set of circumstances which:

1.20.
is or can be recovered by the Purchaser under any policy of insurance maintained or customary to be obtained in the field of activity of Systems or from a third party, or would have been so recoverable but for any change in the current terms of insurance instigated by the Purchaser after Closing; and/or

1.21.
give rise to or result in a benefit accruing to the Purchaser out of the same, including, but not limited to, any relief from taxation obtainable by the Purchaser and/or its affiliates, and any amount by which any taxation for which the Purchaser and/or its affiliates are accountable is reduced or extinguished.

10.	Purchaser’s knowledge

The Sellers shall not be liable for any Claim for breach of the Sellers’ Warranties if and to the extent that the Purchaser is aware at the date of this Agreement of the fact, matter, event or circumstance which is the subject matter of the Claim.

11.	Sellers to have opportunity to remedy breaches

A breach of the Sellers’ Warranties, which is capable of remedy shall not entitle the Purchaser to compensation unless the Sellers are given written notice of the breach by the Purchaser and such breach is not remedied within a reasonable period of time after the date on which such notice is served on the Sellers. Without prejudice to its duty to mitigate any loss, the Purchaser shall provide all reasonable assistance to the Sellers to remedy any such breach.

SCHEDULE 7.3.1

Third Party Assurances

[To be updated prior to Closing]

•	Third Party Assurances Mund attached as separate documents

•	Third Party Assurances Avni attached as separate documents

•	Third Party Assurances Electronics attached as separate documents